FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of November, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Correction to Summary of Financial Statements for the First Quarter Ended June 30, 2008

2.	[English Translation]

Correction to Quarterly Securities Report for the Three Months Ended June 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: November 14, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
November 14, 2008
Name of Listed Company: Mitsui Sumitomo Insurance Group Holdings, Inc.
Representative: Toshiaki Egashira, President
(Securities Code No.:     8725)
Contact: Junichi Imai, Assistant General Manager, Accounting Department
(TEL: 03-3297-6168)
CORRECTION TO SUMMARY OF FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008
The Company hereby corrects as set forth below its ‘Summary of Financial Statements for the First Quarter Ended June 30, 2008’ announced on August 11, 2008.
Correction to: p5 — 5. Consolidated Financial Statements — (1) Consolidated Balance Sheets

(Before correction)
(Units: Yen in millions)
As of June 30, 2008

[Omitted]
(Net assets)
Shareholders’ equity:
Common stock	100,000
Capital surplus	646,414
Retained earnings	40,560
Treasury stock	(508)
Total shareholders’ equity	786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	974,226
Deferred hedge gains (losses), net of tax	(4,664)
Foreign currency translation adjustments	(14,374)
Total valuation and translation adjustments	955,187
Minority interests	12,537

Total net assets	1,754,190

Total liabilities and net assets	8,483,701

(As corrected)
(Units: Yen in millions)
As of June 30, 2008

[Omitted]
(Net assets)
Shareholders’ equity:
Common stock	100,000
Capital surplus	132,703
Retained earnings	554,271
Treasury stock	(508)
Total shareholders’ equity	786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	974,226
Deferred hedge gains (losses), net of tax	(4,664)
Foreign currency translation adjustments	(14,374)
Total valuation and translation adjustments	955,187
Minority interests	12,537

Total net assets	1,754,190

Total liabilities and net assets	8,483,701

-End-

[English Summary]
CORRECTION TO QUARTERLY SECURITIES REPORT FOR THE THREE MONTHS ENDED
JUNE 30, 2008

1.	Reason for submitting report of correction of quarterly securities report:
The Company’s quarterly securities report for the three months ended June 30, 2008 submitted on August 14, 2008 contained misstatements. The Company therefore hereby submits this report of correction of the quarterly securities report.
The Company has corrected the XBRL data in respect of information contained in the quarterly consolidated financial statements, and therefore also submits all the XBRL-formatted data, reflecting the correction as reference documents.

2.	Subject of correction:
Part I [Information on the Company]
Part 5 [Status of Accounting]
1. [Consolidated Financial Statements]
(1) [Consolidated Balance Sheets]

3.	Correction to:
The information being corrected are disclosed with underlines.

Part I [Information on the Company]
Part 5 [Status of Accounting]
1. [Consolidated Financial Statements]
(1) [Consolidated Balance Sheets]
(Before correction)

(Units: Yen in millions)
As of June 30, 2008
[Omitted]
(Net assets)
Shareholders’ equity:
Common stock	100,000
Capital surplus	646,414
Retained earnings	40,560
Treasury stock	(508)
Total shareholders’ equity	786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	974,226
Deferred hedge gains (losses), net of tax	(4,664)
Foreign currency translation adjustments	(14,374)
Total valuation and translation adjustments	955,187
Minority interests	12,537

Total net assets	1,754,190

Total liabilities and net assets	8,483,701

(As corrected)

(Units: Yen in millions)
As of June 30, 2008
[Omitted]
(Net assets)
Shareholders’ equity:
Common stock	100,000
Capital surplus	132,703
Retained earnings	554,271
Treasury stock	(508)
Total shareholders’ equity	786,466
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	974,226
Deferred hedge gains (losses), net of tax	(4,664)
Foreign currency translation adjustments	(14,374)
Total valuation and translation adjustments	955,187
Minority interests	12,537

Total net assets	1,754,190

Total liabilities and net assets	8,483,701

-End-